Contact

www.linkedin.com/in/macie-mincey-1b5056126 (LinkedIn)

Top Skills

Microsoft Office
Sales Management
Sales Process

Macie Mincey

Investments | Wine & Spirits
Charlotte, North Carolina, United States

Summary

Macie Mincey is a passionate Investor, Mother, and COO of KT Winery based in Charlotte, NC.

Macie had a seven year career with Wells Fargo where she held every position within retail banking, successfully coached the only private banking team in Nashville, TN during the Wachovia acquisition, and flipped underperforming teams to meet/exceed performance expectations prior to relocating to the Queen City.

She then spent three years partnering directly with over 40 Retail Banking Centers and 250 Business Bankers to help drive financial success to companies generating $250K to $10M in revenue.

In 2017, Macie expanded her consulting experience to technology companies and began thinking beyond her financial career. Since her technology exit, Macie has joined forces with KT Winery, taking on the position of COO, focusing on the development of proprietary business practices that drive the raising of capital as well as the overhaul of business models in preparation to scale.

In Addition, Macie is a Golden Seeds Member within the New York City Chapter, a discerning group of investors, seeking and funding high-potential, women-led business to create a lasting impact. The host of the OnlyMoms Podcast, where she gets down and dirty, discussing topics that most moms are thinking, but never say. And a board member of the Keith YMCA, in greater Charlotte where she serves as Head of The Advancement Committee.

Experience

Taylored Wine

Co-Founder | Chief Sales Officer
March 2021 - Present (2 years 5 months)
Charlotte, North Carolina, United States

DTC E-commerce wine company blended and bottled in Napa, California.

Golden Seeds
Member
February 2022 - Present (1 year 6 months)
New York, United States

Member within the New York City Chapter. A discerning group of investors, seeking and funding high-potential, women-led business to create a lasting impact.

YMCA of Greater Charlotte
Board Member
April 2022 - Present (1 year 4 months)

Mincey-Mata Investments
Managing Partner
January 2020 - Present (3 years 7 months)
Charlotte, North Carolina, United States

Real Estate | Startups | Franchising

Leadership in the Clouds™
Chief Investment Officer
December 2019 - October 2020 (11 months)
Charlotte, North Carolina Area

MAZE Services
Chief Executive Officer
January 2018 - September 2019 (1 year 9 months)
Charlotte, North Carolina Area

• Primary spokesperson for the company, representing MAZE with clients, investors, and business partners
• Strategic partnership and alliance development with brands, companies, community partners, influencers. and organizations
• Develop the company's culture and overall company vision
• Provides leadership and management to team members to ensure that the mission and core values of the company are put into practice
• Drives the company to achieve and surpass sales, profitability, business goals and objectives
• Spearheads the development, communication and implementation of effective growth strategies and processes

• Collaborates with the executive management team to develop and implement plans for the operational infrastructure of systems, processes and personnel designed to accommodate the growth objectives of the company
• Successfully managed the company with integrity resulting in an environment where team members feel included, valued and supported to do work that energizes them
• Leads, as required, the raising of additional capital at appropriate valuations to enable the company to meet sales, growth and market share objectives
• Motivates and leads a high-performance management team; attracts, recruits and retains required members of the executive team not currently in place; provides ongoing coaching and feedback as a cornerstone to the management career development program

RingCentral
Senior Account Executive
April 2017 - January 2018 (10 months)
Charlotte, North Carolina Area

• Supported sales channels within assigned territory; New York City, Upstate NY
• Expert on RingCentral services and sold new customers hosted VoIP platform, call management services and IP hardware.
• Closed complex deals involving multiple executive level stakeholders across New York City and Upstate NY
• Managed pipeline, sales activity and ability to accurately forecast future earnings
• Demonstrated experience managing complex sales cycles and negotiating win-win agreements based on value-based selling.

Wells Fargo
Business Consultant
November 2010 - April 2017 (6 years 6 months)

• Supported bank sales channels within an assigned Retail and Business Banking Territory
• Consulted businesses on financial and internal processes
• Ensured accurate activities are carried out to build and retain strong partnerships, generate constant lead flow, and quarterly incentives are met for direct business partners
• Sold and installed payment processing solutions to midsize and large businesses with varying financial needs while managing existing clientele within a book of business

• Maintained a consistent sales goal track record of top performing standards by meeting or exceeding the goal of $2.8 million in volume and 12 new relationships per month which included a territory of 31 retail branches and two business banking teams
• Developed and maintained customer service to optimal levels to differentiate the Wells Fargo brand from its competitors

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